NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares (the 'Securities') (each representing one Ordinary Share) of Suntech Power Holdings Co., Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on February 25, 2014, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Company failed to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the 'Form 20-F') by its April 30, 2013 due date. Section 802.01E of the Exchange's Listed Company Manual provides an initial six-month compliance period for an issuer unable to file its annual report when due. The Company failed to file the Form 20-F within the initial six-month compliance period. The Rule also authorizes the Exchange, in its sole discretion, to grant a second compliance period not to exceed six months if the company provides information sufficient to support a conclusion that the annual report is likely to be filed within this additional compliance period. The Exchange's delisting determination was based on the fact that there was uncertainty about the Company's ability to complete the Form 20-F within the timeframes required under NYSE rules in light of the ongoing restructuring involving the Company and the fact that the Company is also in the process of restating of its previously issued December 31, 2010 and 2011 financial statements. The Exchange also considered the uncertainty surrounding the aforementioned restructuring process on holders of the Securities pursuant to NYSE Listed Company Manual Section 802.01D. On November 6, 2013 the Exchange determined that the Securities should be suspended from trading before the opening of the trading session on November 11, 2013. The Company was notified by letter on November 6, 2013. Pursuant to the above authorization, a press release was issued on November 6, 2013, and an announcement was made on the 'ticker' of the Exchange at the opening and close on November 7, 2013 and other various dates of the suspension and delisting of the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended prior to the opening of the trading session on November 11, 2013. On November 19, 2013 the Exchange received a letter from the Company to request a hearing before the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation concerning the Staff’s determination, in accordance with Section 804.00 of the Exchange's Listed Company Manual. The hearing was held on February 6, 2014. On February 12, 2014, the Committee issued a decision that affirmed the determination of the Staff of NYSE Regulation to delist the Securities. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.